

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 25, 2007

<u>Via U.S. Mail and Facsimile</u>

Frank A. Jacobs, Chief Executive Officer
Velocity Oil & Gas, Inc.
595 Howe Street, Suite 323
Vancouver, British Columbia, Canada
V6 C 2T5

> **Re:** **Velocity Oil & Gas, Inc.**
> **Form SB-2**
> **Filed October 1, 2007**
> **File No. 333-146405**

Dear Mr. Jacobs:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Substantially revise the prospectus as necessary to highlight and provide updated disclosure regarding your dire financial situation, or explain to us why it should require no additional disclosure. In that regard, we note that you expect the expenses of this offering to total more than $58,000, while your working capital as of June 30 was approximately $9,000. We would expect corresponding

disclosure on the cover page, in the Risk Factors section and in MD&A. We may have additional comments.

<u>Risk Factors, page 10</u>

2.   Add a new risk factor at the front of the Risk Factors section to discuss your current working capital situation, if appropriate.

3.   In the risk factor captioned "We will need additional financing" at page 10, you suggest that your cash on hand will enable you to continue your "business operations" for three months. With a view toward sufficiently detailed disclosure, explain what business operations you have in mind, and make clear how your current cash on hand will last three months considering your business plans and the expenses you list at page 44. Clarify how you anticipate using the cash on hand during the next three months.

4.   On June 21, 2007, Texhoma Energy, Inc. filed a report on Form 8-K that disclosed the departure / resignation of Mr. Jacobs, your sole officer and director. At page 21 of this Form SB-2, you disclose that Mr. Jacobs served as an executive officer and director at Texhoma beginning in January 2004. Include prominent disclosure in the Risk Factors section and elsewhere, as appropriate, regarding Mr. Jacobs' roles with Texhoma (as CEO, CFO, director and consultant) and any responsibility he had or shared concerning the situation at Texhoma at the time of his departure in June. We note that the Texhoma Form 8-K discloses the following:

"The Company's new management, including Mr. Vesco and Mr. Simmons has found several deficiencies in connection with the Company's public filings, financial reporting and general corporate governance, which the Company believes its shareholders should be aware of, including the following:

1.   The Company is at least two years behind in its yearly audit requirements;

2.   The Company's accounting systems lack appropriate controls and procedures and the Company's physical records are disbursed over multiple states;

3.   The Company may have incomplete legal files and is delinquent in filings with the SEC;

4.   The Company currently has past due accounts payable which are in excess of projected revenues;

5.   The Company has outstanding claims by former employees/independent contractors for back wages and consulting fees; and

6.   Management is reviewing shareholdings positions, unclear beneficial ownership of large share positions and related matters.

Because of the items above, the Company's current management believes that there is a possibility that the Company may not be able to become current in its public reporting and filing obligations with the SEC, and as such there can be no assurance that the Company can be restructured as a profitable and stabilized corporation."

> Make clear in the risk factor disclosure you add what risks Mr. Jacobs' prior experience at Texhoma Energy pose to the registrant and its stockholders. In the alternative, explain to us why you believe that this experience suggests no risks.

Use of Proceeds, page 20

5.   You refer at page 6 to up to $485,000 in proceeds, which amount is inconsistent with the tabular disclosure that you include in this section. Revise this section to limit it to a statement making clear that you will receive absolutely no proceeds from this offering, and make parallel revisions at page 6. You may include under a separate caption following this section an explanation of how you would allocate any funds that might or might not be received in the event warrants are exercised.

Directors, Executive Officers, Promoters and Control Persons, page 21

Frank Jacobs, page 21

6.   Please clarify in the biographical information for Mr. Jacobs the periods during which he served as chief executive officer of Texhoma, and the periods during which he served as a consultant to such company. The current disclosure in the filing suggests that he served as both a consultant and chief executive officer during the period from January 2004 through April 2006.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: <u>via facsimile</u>

David Loev, Esq.
(713) 524-4122